May 28, 2010

Mr. Lyn Shenk

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Dear Mr. Shenk:

We are in receipt of your letter dated May 7, 2010. Our responses, set forth below, have been numbered to correspond to the numbering in your letter. As we are filing this response via EDGAR at your request, we have reproduced the comments for the convenience of the staff.

Form 10-K: for the Fiscal Year Ended December 31, 2009

Management Discussion and Analysis, page 37

Results of Operations, page 39

1.	Reference is made to Note 15 (Income Taxes) where you have generated foreign income from continuing operations in the last two fiscal years while incurring domestic (U.S.) losses from continuing operations in each of those fiscal years. In view of the material variability between domestic and foreign operating results, we believe you should include a separate section in MD&A that clearly and completely discusses these geographic results of operations with qualitative and quantitative reasons for the significant volatility between your domestic and foreign operations. Please revise accordingly. Refer to the guidance in Item 303 of Regulation S-K and the MD&A Interpretive Releases (Section 501 of the Financial Reporting Codification and FR#72).

Our domestic and foreign operations constitute our two segments. Consistent with Topic 9220.3 in the Division of Corporation Finance’s Financial Reporting Manual, we integrate the discussion and analysis of each of our segments’ results of operations with the discussion of the consolidated results to avoid unnecessary duplication. In future filings, we will provide additional discussion and analysis of each segment using the metric that our management uses in evaluating the results and operations of these segments, along the following lines:

Adjusted Property EBITDA

Adjusted property EBITDA is used by us to manage the operating results of our segments. Adjusted property EBITDA is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, corporate expenses, stock-based compensation, and other non-operating income and expenses, and includes equity in income (loss) from unconsolidated affiliates. Adjusted property EBITDA is presented exclusively as a supplemental disclosure because management believes that it is widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted property EBITDA as a measure of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted property EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported EBITDA as a supplement to financial measures in accordance with U.S. generally accepted accounting principles (“GAAP”). In order to view the operations of their casinos on a more stand-alone basis, gaming companies, including us, have historically excluded from their EBITDA calculations pre-opening expenses, property charges and corporate expenses that do not relate to the management of specific casino properties. However, adjusted property EBITDA should not be considered as an alternative to operating income as an indicator of the Company’s performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with GAAP. Unlike net income, adjusted property EBITDA does not include depreciation or interest expense and therefore does not reflect current or future capital expenditures or the cost of capital. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted property EBITDA. Also, Wynn Resorts’ calculation of adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

The following table summarizes adjusted property EBITDA for our domestic (Las Vegas) and foreign (Macau) operations as reviewed by management and summarized in “Item 8 - Notes to Consolidated Financial Statement – Note 18 Segment Information.” That footnote also presents a reconciliation of adjusted property EBITDA to net income.

	Years Ended December 31,
	2009	2008	2007
Las Vegas	$244,065	$252,875	$417,028
Macau	502,087	485,857	364,113

Total Adjusted Property EBITDA	$746,152	$738,732	$781,141

During the past two years we have experienced economic disparity between our domestic (Las Vegas) and our foreign (Macau) operations. Adjusted property EBITDA has grown at our Macau operations, while we have experienced decreases in Las Vegas. This disparity is a direct result of the factors noted above that have impacted the global economy, especially the United States. Demand in Las Vegas has significantly declined while demand in Macau has steadily increased. During 2009, the Las Vegas market continued to experience declines, including a 3% decrease in visitation, a 9.4% decrease in Las Vegas Strip gaming revenue and a 22% decrease in average daily room rates, all as compared to the year ended December 31, 2008. While our customers in the United States have greatly reduced their spending levels due to weakness in the overall economy, increases in unemployment and weak consumer confidence, our customer base in Macau has not been impacted as much by such economic factors.

Also contributing to this decrease in the Wynn Las Vegas adjusted property EBITDA from 2008 to 2009 was the opening of Encore at Wynn Las Vegas in December 2008. While we added significant capacity to our Las Vegas operations, we experienced a relatively small increase in revenues due to the factors noted herein, and we incurred significant additional operating expenses. Our Macau adjusted property EBITDA has increased as that market continues to grow and as we have expanded our resort. Revenues declined slightly, however our operating expenses decreased at a greater rate due primarily to cost savings initiatives implemented during 2009. Refer to the discussions above regarding the specific details of our results of operations.

Liquidity and Capital Resources, page 49

2.	Please enhance your operating cash flow disclosure by providing a discussion and analysis of the material factors that impact the comparability of operating cash flows between comparative periods in terms of cash. For a company with the size of operations as yours, we do not believe that a two sentence disclosure can adequately discuss and analyze your operating cash flows sufficient to provide your investors with the depth of understanding and knowledge necessary to evaluate your operating cash flows. In addition, merely reciting changes in line items reported in the statement of cash flows would not be sufficient. Refer to Section IV.B of FR-72 for guidance. Please provide us with a copy of your intended revised disclosure.

In future filings, we will expand the discussion and analysis of our operating cash flows consistent with the language below.

Our operating cash flows are primarily impacted by our operating income generated by our Las Vegas and Macau properties (excluding non-cash charges), interest paid, and changes in working capital accounts such as receivables, inventories, prepaid expenses, and payables. Our table games play both in Macau and Las Vegas is a mix of cash play and credit play, while our slot machine play is conducted primarily on a cash basis. A significant portion of our table games revenue is attributable to the play of a limited number of high-end international customers that gamble on credit. Our ability to collect these gaming receivables may impact our operating cash flow for the period. Our rooms, food and beverage, and entertainment, retail, and other revenue is conducted primarily on a cash basis or as a trade receivable. Accordingly, operating cash flows will be impacted by changes in operating income and accounts receivables.

Net cash provided by operations for the year ended December 31, 2009 was $594 million, compared to $523.2 million provided by operations for the year ended December 31, 2008. The slowdown in the global economy and reduced consumer spending adversely impacted our departmental profits and therefore cash provided by operations during 2009. This resulted in a decline in our results from our casino, rooms, food and beverage, entertainment, retail, and other departments in 2009 compared to 2008. Our operating cash flows, however, were positively impacted by the absence of preopening costs that were incurred during 2008 related to the opening of Encore at Wynn Las Vegas and a net positive impact from changes in working capital. These changes included ordinary changes in our accounts receivable, accounts payable and accrued liabilities. Accrued liabilities include front money, which is money deposited by our customers associated with their anticipated gaming play, and cash deposited at our casino cages to obtain gaming chips also contributed to higher operating cash flow during 2009 as these amounts increased compared to the prior year.

Notes to Consolidated Financial Statements, page 70

Note 2 – significant Accounting Policies, page 70

3.	Reference is made to your critical accounting policies and estimates where you disclose that significant judgmental accruals are estimated for self-insurance and loyalty program reward redemptions. However, we note that your consolidated financial statements do not appear to contain a significant accounting policy for estimating these accruals. Please expand the notes to provide an accounting policy for determining these accruals, including the method(s) for estimating the accrual at each balance sheet date and any significant changes or adjustments that have impacted your accruals during the financial statement periods. With respect to loyalty program and other casino liabilities, please consider the guidance in ASC Top 924 (AICPA Audit and Accounting Guide: Casinos) and other applicable guidance you considered in determining the amount of liability for your loyalty programs and other casino base and progressive jackpots. Please revise accordingly.

In future filings, we will add the information noted below to our significant accounting polices footnote. There were no significant changes or adjustments that impacted these accruals during the financial statement periods.

Self-Insurance Reserves

The Company is self-insured up to certain limits for costs of employee health coverage, workers’ compensation and general liability claims. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of estimates for claims incurred but not yet reported. In estimating these accruals, the Company considers historical loss experience and makes judgments about the expected level of costs per claim. Management believes the estimates of future liability are reasonable based upon its methodology; however, changes in health care costs, accident frequency and severity could materially affect the estimate for these liabilities.

Customer Loyalty Program

The Company’s customer loyalty program consists of a slot club program in which customers may earn points based on their level of play that may be redeemed for cash to be replayed in the slot machine. The Company accrues a liability based on the points earned times the redemption value, less an estimate for breakage, and records a related reduction in casino revenue.

Slot Machine Jackpots

The Company does not accrue a liability for base and progressive jackpots in jurisdictions in which it can legally remove the machine from the floor without payment of the base amount. Conversely, if the Company must pay the jackpot (i.e. the incremental amount on a progressive machine) due to legal requirements, the jackpot is accrued. This liability is accrued over the time period in which the incremental progressive jackpot amount is generated with a related reduction in casino revenue.

Controls and Procedures, page 102

4.	It appears that management’s conclusion is qualified. Specifically, reasonable assurance is not considered in the definition of disclosure controls and procedures. Please represent to us and disclose in future filings management’s conclusion in regard to the company’s disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

We believe the disclosure provided on page 102 of our annual report on Form 10-K is consistent with the Commission’s guidance and prior Staff comments in this area. In particular, we note that the adopting release for the rules regarding officer certification in periodic reports and disclosure controls and procedures, Exchange Act Release No. 34-46427, Certification of Disclosure in Companies’ Quarterly and Annual Reports, states that “Exchange Act Rules 13a-15 and 15d-15 require an issuer to maintain disclosure controls and procedures to provide reasonable assurance that the issuer is able to record, process, summarize and report the information required in the issuer’s Exchange Act reports.” (emphasis added) Similarly, in Exchange Act Release No. 34-47986, Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the Commission pointed out that the Staff has generally not objected to a statement that the disclosure controls and procedures are designed only to provide “reasonable assurance”, so long as the principal executive and principal financial officer conclude that the disclosure controls and procedures are, in fact, effective at the “reasonable assurance” level.

Some companies have indicated that disclosure controls and procedures are designed only to provide ‘reasonable assurance’ that the controls and procedures will meet their objectives. In reviewing those disclosures, the Commission staff generally has not objected to that type of disclosure. The staff has, however, requested companies including that type of disclosure to set forth, if true, the conclusions of the principal executive and principal financial officer that the disclosure controls and procedures are, in fact, effective at the ‘reasonable assurance’ level. Other companies have included disclosure that there is ‘no assurance’ that the disclosure controls and procedures will operate effectively under all circumstances. In these instances, the staff has requested companies to clarify that the disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and to set forth, if true, the conclusions of the principal executive and principal financial officers that the controls and procedures are, in fact, effective at the ‘reasonable assurance’ level. Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Exchange Act Release No. 34-47986, 68 Fed. Reg. 36,636 at 36,647 (June 5, 2003).

Definitive Proxy Statement on Schedule 14A

Setting Executive Compensation, page 25

5.	We note your disclosure on page 25 and throughout your Compensation Discussion and Analysis section that you compare elements of compensation against compensation levels of executives in comparable positions at a peer group of gaming companies, as well as brand driven, entertainment and growth companies. Please advise us whether benchmarking is material to your compensation policies and decisions. If so, in future filings please list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Benchmarking is a not a part of our compensation policies and decisions. As stated on page 26 of our Proxy Statement “When considering total compensation, the Committee uses the peer group described above as an indication of market levels of compensation, but not to target a specific relative pay level, and adjusts compensation levels to reflect the gaming industry’s exhaustive regulatory requirements and other demands.” When material to our compensation decisions, we will identify the peer companies that are considered by the Compensation Committee.

Acknowledgement

As requested, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will be pleased to discuss further any of the responses noted in this letter.

Sincerely,

/s/  Matt Maddox

Matt Maddox

Chief Financial Officer and Treasurer